Exhibit 99.1

Evogene Reports Nasdaq Grants Additional 180-Day Period to Regain Minimum Bid Price Compliance

Rehovot, Israel – September 30, 2026 – Evogene Ltd. (Nasdaq, TASE: EVGN) (the “Company”, “Evogene”), a pioneer in computational chemistry specializing in the generative design of small molecules for the pharmaceutical and agricultural industries, today reported that the Company received a letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that on March 30, 2026 the Company was notified, based on the previous 30 consecutive business days, that it is not in compliance with Nasdaq Rule 5550(a)(2), as the Company’s closing bid price for its ordinary shares has been below $1.00 per share. Therefore, in accordance with the Nasdaq Listing Rules, the Company was provided 180 calendar days, or until September 28, 2026, to regain compliance.

According to the Letter, the Nasdaq staff determined that the Company is eligible for an additional 180 calendar day period, until March 29, 2027, to regain compliance with the minimum bid price requirement. The Company will regain compliance, if at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum period of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance from Nasdaq and this matter will be closed.

If the Company does not demonstrate compliance (with the bid price requirement or with any other listing requirements) prior to the end of the 180-day period ending March 29, 2027, Nasdaq’s staff will provide written notification that the Company’s securities will be delisted.

It is noted that Evogene’s continued listing on Nasdaq remains a key priority for the Company. Should the situation not resolve itself over the above-mentioned timeframe, the Company intends to consider other available options to cure the deficiency and regain compliance with the minimum bid requirement within the compliance period, including potentially affecting a reverse share split among other alternatives.

The Letter from Nasdaq has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares on Nasdaq, and during the aforementioned cure period, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “EVGN”. It is further noted that the Letter from Nasdaq has no bearing on Evogene’s listing on the Tel Aviv Stock Exchange, where its ordinary shares are traded under the ticker symbol “EVGN”.

About Evogene Ltd.:

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for drug development and ag-chemical products. At the core of its technology is ChemPass AI™, a proprietary generative AI designed to explore vast chemical space and generate novel, highly potent small molecules optimized across multiple critical parameters. Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products for the pharmaceutical and agricultural industries, driven by the integration of scientific innovation with real-world industry needs.

For more information, please visit www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates,” “designed to,” “intended to,” “with the goal of,” or words of similar meaning. For example, Evogene uses forward-looking statements in this press release when it discusses its ability to regain compliance under Nasdaq’s Listing Qualification requirements including by potentially affecting a reverse share split to regain the $1.00 minimum bid compliance. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the aftermath of the recent wars between Israel and each of (i) the terrorist groups Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any potential destabilizations in Israel, neighboring territories or the Middle East region, and those additional risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their preclinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Investor Relations Contact:

ir@evogene.com

Tel: +972-8-9311901